UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                         SHOSHONE SILVER MINING CO. INC.
                         -------------------------------
        (Exact name of Small Business Issuer as specified in its charter)


       Idaho, USA                                            82-0304993
       ----------                                            ----------
State or other Jurisdiction                    (IRS Employer Identification No.)
of Incorporation or Organization

                      Box 2011, Coeur D'Alene, Idaho 83816
                    ----------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (503) 632-4422
                                               --------------


        Securities to be registered pursuant to Section 12(b) of the Act:
        -----------------------------------------------------------------
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:
                         Common Shares, $0.10 par value.
        -----------------------------------------------------------------
                                (Title of Class)


                                 Page 1 of xxxxx
                          Index to Exhibits on Page 38

                         SHOSHONE SILVER MINING CO. INC.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                                             Page

Item 1.  Description of Business.............................   8

Item 2.  Management's Discussion and Analysis or Plan of
         Operation...........................................  16

Item 3.  Description of Property.............................  18

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  29

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  30

Item 6.  Executive Compensation..............................  33

Item 7.  Certain Relationships and Related Transactions......  34

Item 8.  Description of Securities...........................  34

                                     PART II
Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  36

Item 2.  Legal Proceedings...................................  37

Item 3.  Changes in and Disagreements with  Accountants......  37

Item 4.  Recent Sales of  Unregistered Securities............  37


Item 5.  Indemnification of  Directors and Officers..........  37

                                    PART F/S

Item 1.  Financial Statements................................  38

                                    PART III

Item 1.   Index to Exhibits                                    38

                            Glossary of Mining Terms


Achondrite: A type of stony meteorite that lacks chondrules and resembles terrestrial volcanic rocks more closely than other meteorites.

Advance Royalty Payment: A payment which is not dependant upon production. Advance royalty payments are credited against any future amounts owning due to net smelter royalties or gross overriding royalties.

Alkalinity: The chemical nature of solutions characterized by a high concentration of hydroxl ions.

Amorphous: A geological feature, often subsurface, distinguished by geological, geochemical or geophysical means, which is detectably different than the general surroundings and is often of potential economic value.

Base Level: The level below which a river cannot erode. Sea level is the base level for rivers that empty into the ocean.

Batholith: An igneous intrusive body of unknown depth with a surface exposure of more than 104 square kilometers. The sides, or contacts, of a batholith are usually steep and broaden with depth.

Bed Load: The particles that move on or near the bed of a stream, including all those that move by traction and saltation.

Breccia: A classic sedimentary rock composed of cemented angular rock fragments. A volcanic breccia is a pyroclastic rock whose rock fragments are larger than 32 mm.

Calving:  The process by which huge chunks break away from a body.

Chert: A very dense siliceous rock. Many limestones contain nudules and thin lenses of chert.

Clastic: Consisting of rock material that has been mechanically derived, transported, and deposited. Such material is also called detrital.

Cleavage: The tendency of a crystal to split, or break, along planes of structural weakness.

Columnar Jointing: A pattern of jointing that breaks rock into rough, six-sided columns. Such jointing is characteristic of basaltic flows and sills and is believed to result from shrinkage during cooling.

Concordant Bodies: Intrusive
igneous bodies whose contacts are parallel to the bedding of the intruded rock.

Craton: A central stable region common to nearly all continents and composed chiefly of highly metamorphosed Precambrian rocks.

Degradation:  The ongoing process of erosion in a stream.

Diagenesis: The changes that occur in a sediment during and after lithification. These changes include compaction, cementation, replacement, and recrystallization.

Dyke:  A tabular, discordant, intrusive igneous body.

Discordant Bodies: Intrusive igneous bodies whose contacts cut across the bedding, or other pre-existing structures, to the intruded rock.

Dunite: An intrusive, monomineralic, ultramafic rock composed almost completely of magnesian olivine.

Ejecta: Pyroclastic material thrown out or ejected by a volcano. It includes ash, volcanic bombs, and lapilli.

Extrusive Rock:  Igneous rock that has solidified on the earth's surface.

Feldspar: A group of aluminum silicate minerals closely related in chemical composition and physical properties. There are two major chemical varieties of feldspar: the potassium aluminum, or potash, feldspars and the sodium-calcium-aluminum, or plagioclase, feldspars. The feldspars possess a tetrahedral framework of silicon and oxygen, with the partial substitution of aluminum for the silicon. They make up about 60 percent of the earth's crust.

Felsic Materials: Light colored, rock-forming minerals such as feldspar and quartz.

Gneiss: A coarse gaining metamorphic rock characterized by alternating bands of unlike minerals, commonly light bands of quartz and feldspar and dark bands of mica and hornblende.

Gross Overrining Royalty: A royalty payment which is based on the revenue received from a purchaser.

Intrusive Rock: Any igneous rock solidified from magma beneath the earth's surface. Such rocks possess a phanerictic, or large grained texture.

Kimberlite: A ki8mberlite is a pipe-like volcano sourced from deep within the earth under extreme temperatures and pressures. It is the host rock for diamonds and diamond indicator minerals such as kimberlitic ilmenites and garnets.

Lithosphere: The crust and upper mantle, located above the asthenosphere and composing the rigid plates.

Mineral: A naturally occurring, inorganic, solid element or compound that possesses an orderly internal arrangement of atoms and a unique set of physical and chemical properties.

Monocline: A structure in which a bed exhibits local steepening of otherwise uniform dip.

Net Smelter Royalty: A royalty payment based on the gross metal value of ore which goes to a smelter.

Outcrop:  An in situ exposure of bedrock.

Peridotite: A coarse grained ultramafic rock commonly consisting of olivine and pyroxenes.

Porphyry: An igneous rock composed of larger crystals set within a finer ground mass.

Pyroclastic Rock: Fragmental rock material resulting from explosive volcanic eruptions. Such material is literally deposited from the air and includes volcanic bombs, blocks, tuff, cinders, ash, and pumice.

Rare Earth: A group of rare metallic chemical elements with consecutive atomic numbers of 57 to 71.

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced under existing operating and economic conditions. These proven reserves for which (a) quantity is computed from dimensions revealed in drill holes, underground workings, trenches and surface outcrops; grade and/or quality are computed from the results of systematically detailed sampling and
(b) the sites or holes sampled and measured are appropriately spaced that the size, share, depth, and mineral contents are well established.

Stock: An igneous intrusive body of unknown depth with a surface exposure of less that 104 square kilometers. The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

Strike: The bearing, or magnetic compass direction, of an imaginary line formed by the intersection of a horizontal plane with any planar surface, most commonly with bedding planes or foliation planes in rocks.

Syncline: A fold in which the bed has been forced down in the middle or up on the sides to form a trough.

                            Glossary of Abbreviations

Ag:    Silver
Au:    Gold
Cu:    Copper
Fe:    Iron
gpm:   Grammes per million
gpt:   Grammes per tonne
IP:    induced polarization
oz:    Troy ounces
ppb:   Parts per billion
ppm:   Parts per million
tpd:   Tonnes per day
ton:   Short ton (2,000 pounds)
tonne: Metric ton

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------
Introduction
------------

Shoshone Silver Mining Co. Inc. (hereinafter also referred to as the "Company" and/or the "Registrant") is a Company that was originally formed to explore properties located in the state of Idaho for the presence of precious metals. The Company owns the Shoshone Group which is located in the St. Joe mining district of Idaho. The Shoshone Group consists of thirty three patented and 17 unpatented contiguous lode mining claims. Included within the Shoshone Group is the Weber Group which consists of six patented and five unpatented mining claims located in the Lakeview Mining District which is in Bonner County, Idaho. Also included is the Drumheller Group which consists of six patented mining claims located in Idaho. In addition to its mining properties, the Company also has an agreement with its consolidated subsidiary, Lakeview Consolidated Silver Mines, Inc. that calls the Company to receive 100% of any net profits from this property. The Company owns the claims and the Company, as operator, uses its mill and equipment and records the operating expenses in its accounts. In Mexico, the Company is mining and crushing silica rock and selling it to a copper smelter in Mexico in the state of Sonora. The name of the smelter is Mixicana de Cobre S.A. De C.V. The Company has 49 percent of interest in four silica properties and a 25% interest in a crushing and milling gold and silver recovery plant. The Company also has a 25% interest ownership in the La Morena Placer Deposit in Mexico and owns 25% of a hardrock mine called
La Vibora in Sonora also.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

The contact person is Mr. James Scheller, President and a member of the Board of Directors. The telephone number is (503)632-4422; the facsimile number is
(503)632-1567. The Company currently does maintain a website.

The Company's authorized capital includes 20,000,000 shares of common stock with $0.10 par value. As of the close of the Company's latest fiscal year, September 30, 2000, there were 9,080,660 shares of common stock outstanding.

The Company's common stock trades on the Pink Sheets with the symbol "SHSHE".

The information in this Registration Statement is current as of September 30, 2000, unless otherwise indicated.

Historical Corporate Development

The Company was incorporated in the state of Idaho on August 4, 1969 under the name Sunrise Mining Company. The name was changed to Shoshone Silver Mining Company on January 22, 1970. The Company was formed to explore mining properties in the state of Idaho and also in Canada. The Company subsequently dropped all of its activities in Canada and concentrated 100% of its efforts in the state of Idaho.

BUSINESS

The Company currently has varying degrees of interest in mineral properties located in the state of Idaho and in Mexico.

The Company also owns five percent gross sales of a company called Interactive Displays currently doing business in Hawaii for store and building displays. See our link on Web page to Interactive Displays.

Investment Considerations

The following investment considerations, together with other information set forth in the Form 10-SB, should be carefully considered by current and future investors in the Company's securities.

Risks Inherent in the Mining Industry

Mineral exploration and the development is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The operations of the company are also indirectly subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory regulations; labor disputes; geological problems; failure of pit walls or dams; force majeure events; and the risk of injury to persons, property or the environment.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probably reserves and mineralization, including many factors beyond the control of the Company. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgement. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limiting to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Proposed Federal Legislation

The U.S. Congress is currently considering a proposed major revision of the General Mining Law, which governs the creation of mining claims and related activities on federal public lands in the United States. Each of the Senate and the House of Representatives has passed a separate bill for mining law revision, and it is possible that a new law could be enacted. The Company expects that when the new law is effective, it will impose a royalty upon production of minerals from federal lands and will contain new requirements for mined land reclamation, and similar environmental control and reclamation measures. It remains unclear to what extent any such new legislation may affect existing mining claims or operations. The effect of any such revision of the General Mining Law on the Company's operations in the United States cannot be determined conclusively until such revision is enacted; however, such legislation could materially increase costs on properties located on federal lands, and such revision could also impair the Company's ability to develop, in the future, any mineral prospects that are located on unpatented mining claims.

Fluctuations in the Market Price of Minerals

The profitability of mining operations is directly related to the market price of the metals being mined. The market price of base and precious metals fluctuate widely and is affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commence of production can drastically affect the economics of a mine.

The volatility in metals prices is illustrated by the following table, which sets forth, for the periods indicated, the yearly high and low prices in U.S. dollars per ounce for silver and the high and low yearly average prices for copper in U.S. dollars per pound.

Year          Silver Price      Per Ounce      Copper Price      Per Pound
              High              Low            High              Low
1996          $5.79             $4.67          $1.17             $0.91
1997          $6.39             $4.18          $1.14             $0.87
1998          &7.09             $4.80          $0.85             $0.65

Environmental Risks

Mining is subject to potential risks and liabilities associated with population of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risk (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to the Company (or to other companies in the minerals industry) at a reasonable price. To the extent that the Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to the Company and could have a material adverse effect on the Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Foreign Operations

The Company's foreign activities are subject to the risk normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, limitations on repatriation of earnings, foreign taxation, laws or policies of particular countries, labor practices and disputes, and uncertain political and economic environments, as well as risks of war and civil disturbances, or other risk that could cause exploration or development difficulties or stoppages, restrict the movement of funds or result in the deprivation or loss of contract rights or the taking of property by nationalization or expropriation without fair compensation. Foreign operations could also be adversely impacted by laws and policies of the United States affecting foreign trade, investment and taxation. The Company currently has exploration projects located in Chile.

The Lack of Assurance  That the Company Will Be Able to Meet Its Future  Capital
Requirements:

The Company has some limited source of operating cash flow to fund future exploration projects or corporate overhead. The Company has some financial resources, and there is no assurance that additional funding will be available. The Company's ability to continue exploration of its properties will be dependent upon its ability to raise significant additional funds in the future.

The Company has no history of significant earnings, and due to the nature of its business, there can be no assurance that the Company will be profitable. The Company has paid no dividends on its common shares since incorporation but would like to in the future. The only source of funds available to the Company for future exploration expenditures is through the sale of its equity shares. Even if the results of future exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of one or more of its properties, there is no assurance that such funds will be available. If available, future equity financing may result in substantial dilution to purchasers under such offerings.

Operating Hazards and Risks Associated with the Mining Industry That the Company Will Face If It Begins Exploration Work On Its Properties :

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities.

Risks Associated with Penny Stock Classification:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.

Dependence On Key Personnel

The Company's continued success is dependent, to a large degree, upon the efforts of its current executive officers. The loss or unavailability of any such person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for any of these individuals. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently no employment agreements in place. Management is; however, currently negotiating agreements with the executive officers of the Company.

The Ability to Manage Growth

Should the Company be successful in its efforts to develop its mineral properties or to raise capital for other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company's business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Dividend Policy

The Company does and has hope to pay cash dividends in the foreseeable future, at present time earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

Possible Dilution to Present and Prospective Shareholders

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

Competition

There is competition from other mining exploration and development companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength many times that of the Company. Nevertheless, the market for the Company's possible future production of minerals tends to be commodity oriented, rather than company oriented. Accordingly, the Company expects to compete by taking advantage of the market for all minerals present in its properties, to offset the primarily fixed costs of mining any one of the jointly-occurring minerals. Commodity prices fluctuate and there is no guarantee that market prices at any one time will be higher than production costs.

The Company does not engage in any material hedging or other transactions which are intended to manage risks relating to the fluctuations in mineral prices and does not intend to do so in the foreseeable future.

Significant Customers and/or Suppliers
--------------------------------------

N/A

Employees
---------

At 12/30/00 the Company operated with the services of its Directors, Executive Officers, and 12 employees or consultants. There is no collective bargaining agreement in place.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
---------------------------------------------
OR PLAN OF OPERATION
--------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for Fiscal 1999, ended December 31, 1999 was derived from the financial statements of the Company which were audited by Scott Beggs & Company, Inc. CPA independent certified public accountants , as indicated in their report which is included elsewhere in this Registration Statement. The selected financial data for the three months ended March 31, 2000 was derived from the unaudited financial statements which were prepared by management.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                   Table No. 1
                             Selected Financial Data
                        ($ in 000, except per share data)

      ---------------------------------------------------------------------
                                                                 Year Ended
                                                                   12/31/99
      ---------------------------------------------------------------------
      Revenue                                                           $47
      ---------------------------------------------------------------------
      Net Income (Loss)                                                $194
      ---------------------------------------------------------------------
      Earnings (Loss) per Share                                       $0.02
      ---------------------------------------------------------------------
      Dividends per Share                                                 0
      ---------------------------------------------------------------------

      ---------------------------------------------------------------------
      Wtg Avg #Shares (000)                                           9,031
      ---------------------------------------------------------------------
      Working Capital                                                  $281
      ---------------------------------------------------------------------
      Long Term Debt                                                      0

      ---------------------------------------------------------------------
      Shareholders' Equity                                           $2,457
      ---------------------------------------------------------------------
      Total Assets                                                   $2,508
      ---------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
---------------------------------------------------------------
RESULTS OF OPERATION
--------------------

The following discussion of the financial condition, cash flows and results of operations of the Company for the for the year ended December 31, 2000 should be read in conjunction with the financial statements of the Company and related notes included therein.

For the year ended December 31, 1999 the Company had a net loss from operations of ($34,287) and a net profit from nonoperating activities of $228,369. Combined, this resulted in an overall net profit of $194,082 compared to an overall net profit of $211,585 for the fiscal year ended December 31, 1998. The decreased net profit for Fiscal Year 1999 is attributable to a higher level of direct mining related expenses and a lower profit level from nonoperating activities.

The Company currently plans to expand its mining operations and intends to keep its properties in good standing during the remainder of Fiscal 2001.


Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Shoshone Group - Idaho
--------------------------

The Shoshone Group does not represent a producing property as yet but plans to in 2001. It is currently in a dormant status. The Company has had no revenue from mining operations on the Shoshone Group since 1995.

Acquisition of the Shoshone Group
---------------------------------

The Shoshone Group consists of 33 patented and 17 unpatented mining claims. Five patented and 17 unpatented claims were acquired in 1970 from Sunshine Mining Company and a private individual, Violet Hanson. The Company issued 1,500,000 shares of its common stock to Sunshine Mining Company in return for a 100% ownership in the 30 unpatented mining claims. The Company issued 100,000 shares of its common stock and $1000 in cash for a 100% interest in the 5 patented claims. The Company issued 150,000 shares of its common stock in September 1982 for an additional 6 patented claims and 5 unpatented mining claims called the Weber Group. The Company subsequently issued 55,760 shares of its common stock for a 100% interest in 6 patented claims on February 10, 1984 called the Drumheller Group. The Company issued shares of its common stock for a 97.33% interest in an additional 7 patented mining claims called the Keep Cool Group. The Company also issued shares of its stock for a 97.33% interest in 6 patented mining claims called the Idaho-Lakeview Group.

Location and Access of the Shoshone Group
-----------------------------------------

The Shoshone Group is located in the state of Idaho about 23 miles northeast of the town of Coeur d'Alene. The claims are in Sections 15, 22, 26, 27, 28, 29, 32, 33, 34, and 35 of Township 53 North, Range 1 West.

From the city of Coeur d'Alene, the claims can be reached via 36 miles of paved and well-graded gravel roads. Approximately 16 miles north of Coeur d'Alene near the town of Athol on U.S. Highway 95 is the intersection with Bunco Road which becomes U.S. Forest Service Road #332. The Bunco Road traverses the Lakeview Mining District 18-22 miles from the highway. Many secondary roads lead from the Bunco Road to the mines and prospects of the Lakeview Mining District.

Electric power is available at the Lakeview Mill, owned by the Company, and could be extended to the mines. Railroad facilities are available in Athol to assist in the transportation of supplies and equipment into the district and for shipping ore concentrates to smelters located at Trail, British Columbia or Helena, Montana. Because of its proximity to the active Coeur d'Alene District, mining suppliers and qualified personnel are readily available. Several cities and towns within commuting distance offer adequate housing and social accommodations for any possible future employees.

Topography, Physiography and Climate
------------------------------------

The Lakeview District is characterized by rugged mountain terrain with narrow ridges and valley floors. Within the District, elevations range from 3,000 feet to 4,600 feet. Relief in the area typically exceeds 1,000 feet from the stream bottoms to the adjacent ridges. Slopes in excess of 30 degrees are common.

The  climate  is   temperate   with  an  excess  of  thirty   inches  of  annual
precipitation. The majority of the moisture comes between November and June. Snow accumulations of five feet are typical For a winter. Summer and autumn are relatively dry seasons. Temperatures range from winter lows of -20 degrees Fahrenheit up to 100 degrees Fahrenheit in the summer.

A mature second growth coniferous forest and heavy brush combine to make dense ground cover. There is considerable potential for revenue generation by harvesting timber from the patented claims.

Regional Geology
----------------
Rocks of the region consist primarily of a thick sequence of gently folded Precambrian Belt sediments and the igneous rocks of the Kaniksu Batholith. Near the eastern shores of Pend Oreille Lake, there are some Cambrian quartzites, limestones and shales. These small outcrops are the only remnants of formations which have otherwise been completely eroded from the region.

Structurally the region lies where the west northwest trending Lewis and Clark Line of faults terminates against the north northeast trending faults of the Purcell Trench. The region was further complicated by a mosaic fault pattern that resulted from the intrusion of the Kaniksu Batholith. There is strong evidence for post-intrusion faulting also.

District Geology
----------------

Only the 7,500 foot thick Wallace Formation of the Precambrian Belt Supergroup outcrops within the boundaries of the Lakeview District and in the mines owned by the Company. The Wallace Formation is a carbonate bearing sequence of argillite and siltite which has been subjected to only the greenschist facies of regional metamorphism. Original sedimentary features such as mud cracks and ripple marks are commonly preserved. The rocks generally dip at less than 45 degrees to the east.

Lamprophyre dikes are commonly encountered in the mines of the district. These basic dikes erode quickly and are exposed on the surface only in road cuts and trenches. The dikes often occur in the same shear zones as the ore minerals. They have also been brecciated by later movement of the faults.

Faults in the district may be divided into three distinct classes.

The Packsaddle Fault is an ancient fault that was active in the Precambrian and has probably been reactivated on several occasions. The fault strikes N40E and dips very steeply to the west. It has a left lateral component of movement estimated to be between 500-1,000 feet and a normal component of movement of approximately 6,000 feet. The Packsaddle Fault may be considered the western boundary of the district. The Cascade Fault four miles to the east is similar to the Packsaddle Fault and may be considered the eastern boundary of the district.

The second class of faults in the district are shear zones which strike either northeast or northwest and dip between 45 degrees and 65 degrees. These shears average 80-120 feet wide and serve to host all of the major mines in the district. Vertical movement in the shear zones is estimated to b3 300-600 feet. Within the shear zones, the rock is hydrothermally altered and brecciated.

The shears were formed in response to the batholith intrusion and were reactivated during cooling of the magma. The mineralizing events in the mines are separated by periods of movement within shear zones.

Finally, block faults which form a mosaic pattern have very steep to vertical dips and offset the mineralizedshear zones. These faults are generally barren of mineralization. They probably represent the final stage of tectonic adjustments to the cooling and contraction of the batholith. The movement on these faults is near vertical.

Mineralization
--------------

There are three distinct periods of mineralization in the district. Tectonism involving crushing of veins between the stages clearly separates them. The first period consisted of quartz, pyrite and minor arsenopyrite.

The second period of mineralization was the most important for economic minerals. The first minerals of the sequence were carbonates. Rhodocrosite is found in the Conjecture Mine and siderite in the Idaho Lakeview Mine. The Keep Cool and Weber mines have very little carbonate, but abundant quartz gangue. Sphalerite was the earliest ore mineral to be deposited. It was soon followed by galena, tetrahedrite and another phase of pyrite. Tetrahedrite is the primary silver bearing mineral in the district and consequently is the most important economically. Minor amounts of chalcopyrite, stibnite and boulangerite were also deposited at this time.

No visible gold or electrum has been reported from the district. No x-ray or electron microprobe work has been done on samples of the ore to identify the mode of occurrence either. An examination of smelter returns reveals that gold has a much greater affinity for the lead-silver concentrates than for zinc concentrates. Since all the mines of the district have some gold, it is assumed to have accompanied this same period of mineralization.

The third stage of mineralization consisted of quartz, pyrite, chalcopyrite and a ruby silver, probably pyrargyrite. This period of mineralization was erratic in its occurrence and distribution and is generally not of great economic significance to the district.

The ore in the district is seldom seen in large continuous veins more than 200-300 feet long. Typically, it occurs as veins, stringers, and sheared pods of ore intimately mixed with brecciated country rock and dikes. It occurs as fracture and fissure fillings with very little replacement involved. Ore shoots within the shear zones generally have much greater dip lengths than strike lengths. Along the strike of the shears, ore shoots are separated by essentially unmineralized stretches of crushed country rock. The resurgent mineralizing fluids and dikes used the same channels over and over again.

THE WEBER MINE
--------------

The Weber Mine, owned by the Company, has the distinction of being the first mine staked in the Lakeview District and also the largest producer. The mine is covered by six patented and three unpatented claims. It is located in the headwaters of Gold Creek near the southeast end of the Weber Shear Zone.

The shear zone which hosts the vein is up to 80 feet wide and 3,600 feet long. It strikes N65W and dips SW 45 degrees-50 degrees and is truncated on both ends by north striking near vertical block faults. The mine is hosted by rocks of the Wallace Formation. The vein consists of galena, sphalerite and tetrahedrite in a gangue of quartz and pyrite. Lamprophyre dikes are also common in the shear zone.

Since the claims were staked in September of 1988, actual mining did not begin until the following Spring. In 1989 and 1990, a large open cut on the outcrop was mined. Supergene enriched oxide ore which averaged 41.1 ounces/ton silver was produced from the open cut.

From 1894 until 1915 the underground mine was developed. From 1949 until 1965 open pit mining resumed at the site of the original open cut. This operation eventually mined down through the upper two levels of the underground mine.

In 1978 bulldozer trenching discovered another surface zone of mineralization approximately 2,000 feet northeast of the original pit. Here the vein was 10-12 feet wide and approximately 135 feet long. This became the #2 pit which was developed and mined during the silver price boom of the early 1980's. These efforts were primarily responsible for the most profitable period in the Company's history to date.

Total  production to date from this mine exceeds  129,000 tons of ore from which
1.1 million ounces of silver were recovered.

The Keep Cool Mine
------------------

The Keep Cool Mine, now owned by the Company, was staked in 1888 shortly after the Weber Mine was discovered. It is located in the east fork of Chloride Gulch at the northwest end of the Weber Shear Zone.

The vein strikes N65W and dips SW45 degrees - 50 degrees and is hosted by the Wallace Formation. Some lamprophyre dikes in the shear zone are the only other rock type encountered in the mine. The ore consists primarily of sphalerite, galena and tetrahedrite in a gangue of quartz, pyrite, and crushed wallrock. The ore shoots are found along both the hanging wall and the footwall of the 35 foot wide shear zone.

The Keep Cool Mine was developed by a series of five adits from the 4,230 foot elevation down to 3,981 feet.

Between 1937 and 1939 the Keep Cool Mine produced 3,815 tons of ore. Another period of activity between 1951 and 1954 mined 2,600 tons.

During the silver price boom of the early 1980's, the Keep Cool Mine produced approximately $30,000 in revenues to the Company from a surface cut on the vein that averaged six ounces/ton silver plus 0.05 ounces/ton gold.

From 1989 to 1991, the Company contracted two miners to drive a new adit to explore eastward along the vein beyond the limits of previous mining. A total of 882 feet of crosscuts, drifts and laterals were driven. These efforts were successful in extending the known vein by approximately 180 feet. The ore recovered from these efforts was stockpiled at the mill.

Idaho Lakeview Mine
-------------------

The Idaho Lakeview Mine, now owned by the Company, was also discovered in 1888. The portal is located in Chloride Gulch at an elevation of 3,040 feet. This claim group has four patented lode claims, one patented millsite claim, seven unpatented lode claims and one unpatented millsite.

The mine was re-opened in 1980 in an attempt to take advantage of high silver prices. However, only rehabilitation work and a small amount of mining was accomplished before the silver price started to collapse.

In 1987 the Company rehabilitated 550 feet of old drift and drove 186 feet of new drift toward a vein intercept seen in diamond drill hole LH-1 drilled in 1970 by Sunshine Mining Company, the previous owner. That drill hole found 0.4 feet of quartz, pyrite and tetrahedrite which assayed 185.7 ounces/ton silver located 150 feet into the hanging wall of the main shear zone. The main vein had
4.0 feet of quartz and minor sulfides where it was intercepted in the hole and it assayed only 1.6v ounces/ton silver. The new drift crosscut the main vein 325 feet from the drill hole. At that location the vein was 2.7 feet wide and assayed 12.7 ounces/ton silver. Possible continuations of this ore zone have yet to be investigated on strike or dip. The miners were unable to hold the ground in the shear zone and this drift heading was abandoned before reaching the high grade hanging wall target.

Ore reserves for the mine were calculated for silver only from old assay data since the deeper levels of the mine have not been accessible for many years. (Figure 6).

                          IDAHO LAKEVIEW MINE RESERVES


       Level    Block       Tons       Grade Oz/T Silver    Contained Oz Silver
        100      F1E          230             5.9                   1,357
        100      H1E        1,100             7.3                   8,030
        100      H2E        5,980             9.7                  58,006
        100      H3E        4,025             7.9                  31,798
        200      F1E        5,305            10.6                  56,233
        700      F1W        1,580            11.7                  18,486
       1200      F1E          650             6.0                   3,900
       1200      F1W        2,700            22.1                  59,670
       1200      H1E        1,770            19.6                  34,692
       1400      F1E          850            15.9                  13,515
      TOTAL                24,190       Ave. 11.8 0z/T            285,687 oz


These reserves can be considered proven. They were calculated using very conservative methods and only projected ore for half of the strike length above and below each level. A possible category of reserves which connected ore blocks between levels would contain many multiples of the proven reserves.

The Drumheller Group
--------------------

The Drumheller Group of six patented claims located south of the Bunco Road in the Prospect Creek drainage was acquired by Shoshone Silver in 1984. Subsequent exploration work demonstrated the necessity of staking two additional claims to cover mineralized zones. This claim group covers the southern extension of the Hewer Shear Zone.

The general geology of this claim group is somewhat different from the rest of the district. Although the exposed rocks are still of the Wallace Formation, here they dip steeply to the northeast 45 degrees - 70 degrees. The veins occupy simple faults instead of the wide shear zones seen in all of the large mines of the district. The strike of these veins crosscuts the stratigraphy at 30 degrees
- 70 degrees. Because of the discrete nature of the veins and their orientation to stratigraphy, these veins should be relatively easy to mine by underground methods.

The area covered by the Drumheller claims has been explored by trenching and by five small adits. No deep mining has been undertaken. The 1960's and 1970's flurry of geochemical soil sampling in the district did not extend south onto these claims. No diamond drilling has ever been done.

The longest adit in the area is found on the Little Bill claim. An 80 foot long crosscut leads to the vein which was then drifted in a westerly direction for

168 feet. The vein dips south at 45 degrees - 60 degrees. The portal was re-opened in 1990. Mapping and limited sampling was undertaken at that time. Four samples from the adit showed the vein to have an average width of 3.3 feet. The weighted average vein grade was 8.77 ounces/ton silver, 0.072 ounces/ton gold, 0.62% lead and 1.82% zinc.

This vein can be projected eastward about 200 feet to an outcrop in a road cut. Two samples taken here averaged 1.8 feet wide with an average grade of 12.35 ounces/ton silver, 0.052 ounces/ton gold and 0.69% lead. These grades are very comparable to the rest of the district. An offset portion of the vein can be projected and traced by float for an additional 1,000 feet to the east.

On the Gladys claim, a 160 foot long crosscut was driven to reach a vein. The vein was then drifted along for 75 feet. Although vein widths reached up to 8 feet, grades averaged less than 2 ounces/ton silver and 0.5% combined lead and zinc. This vein can be traced for nearly 1,000 feet on the surface.

Another vein on the Bald Top claim can be traced for 900 feet. This vein strikes N45W and dips steeply to the southwest. Only a few assays have been taken along this vein and they were disappointing.

The south end of the Hewer Shear Zone was explored on the O.K. claim by two short adits and three trenches. Iron stained quartz with traces of galena and dike rocks were observed on the dumps of these workings. One large boulder of quartz which measured several feet in each dimension would seem to indicate the presence of significant veining in these collapsed old workings.

Conclusions
-----------

The Lakeview Mining District has a long history as a producer of precious and base metals. The future of the district will be determined by economics.

Historically, 10% of the revenue came from silver production. The balance was derived from gold, lead, zinc, and copper credits.

The Mexico Mill Plant
---------------------

The Company owns 25% of a 100 ton ball mill located in Mexico in the state of Sonora.

Acquisition of the Mexico Mill Plant
------------------------------------

On June 7, 1999, the Company acquired its 25% interest in The Mexico Mill Plant for a cash payment of $70,000. The Company initially purchased a 10% interest in the Mill on February 11, 1999 and subsequently on June 7, 1999 the Company purchased an additional 15% interest in the Plant.

Location and Access of the Mexico Mill Plant
--------------------------------------------

The Mexico Mill Plant is located in the city of Esqueda which is in Mexico in the state of Sonora. Access is by Mexican Highway 17.

Topography and Physiography
---------------------------

The Mexico Mill Plant is located in an area of sparse desert and rolling hills.

History and Previous Work
-------------------------

The Mexico Mill Plant is a new facility which was started in February 1999.

The La Morena Placer Deposit
----------------------------

The La Morena Placer Deposit does represent a producing property and the Company's current operations are exploration testing but positive.

La Vibora
---------

La Vibora Hard Rock Mine 25% interest stock piling of ore is currently in operation as of July of 2000 and future production of this ore is predicted in mill.


Acquisition of Interest
-----------------------

On November 2 1999, the Company purchased an initial 20% interest in the La Morena Placer Deposit for a cash payment of $8,000. Subsequently, on December 9, 1999 the Company purchased an additional 5% interest for a cash payment of $16,000 and the issuance of 100,000 shares of common stock.

Location and Access:
--------------------

The La Morena Placer Deposit is located seven miles west of Mexican Highway 17, approximately 22 miles south of the city of Esquida and is same location as La Vibora hard rock mine.

History and Previous Work
-------------------------

To date trenching and placer testing has been done on the La Morena Placer Deposit. The area tested has resulted in an average grade of 3.5 grams/ton gold.

Regional Geology
----------------

The regional geology is represented by a base of metamorphic rocks. The rock outcrops correspond to sedimentary and igneous intrusives as well as extrusives.

The sedimentary sequence is made up of calcium carbonates, interspersed with sandstones which are partially metamorphosed from the upper Paleozoic era.

The intrusive rocks correspond to silicified granites, with cerrusite and kaolin. These rocks have been classified as a quartzmonzonitic intrusive, elongated NW-SE and to which is attributed the mineralization in the present district.

The post mineralization volcanics ore are of rhyolitic and basaltic composition, conglomerate and basalts of the quaternary.

Local Geology
-------------

The primary outcrop is igneous rock of granodiorite and quartzmonzonite composition, of probably the upper cretaceous lower tertiary. It constitutes the most prominent and widely distributed unit in the region, since it outcrops in a NW-SW direction, from the vicinity of the town of Cananea to the city of Nacozari.

Superficially, in the study area management has found excessive decay of the surface, forming yellowish soils due to oxidation of the sulphides that have been leached. The sulphides appear light grey in color when they are fresh and they are composed of feldspars, quartz, mica (principally biotite) and hornblend.

Structurally, the intrusive body presents a system of fracturing in three directions and a normal fault system whose direction is NE-SW that for structures of fracture filling in veins, associated with these a control or influence on the in place bodies by hydrothermal solutions since the zone of alteration is found on both sides of the structures.

The structural tendency of the group of veins present is preferentially to the NW, varying from 64 degrees to 71 degrees. The dip is predominantly to the SW, in a range 58 degrees to 81 degrees, although some veins are found to exist in normal faults that run toward the NE, with the dip to the NW.

The existing mineralization on the La Vibora Mine, of 25% is owned by Shoshone which is adjacent to the Company's interest, is gold producing and is defined by two principle types that are described as follows:

     1. Mineralization in stockworks: This type mineralization appears in the form of fissure filled veins that vary in width from 0.2 meters to 0.9 meters. The host rock is a granite intrusive of acid composition, of which 26 structures were detected.

          They are characterized by the presence of sulphides (principally pyrite) that are partially leached, forming oxidation zones in some areas, with which probably the existing gold was initially associated.

          There is also copper carbonate such as malachite, secondary minerals of alteration that indicate upper portions of a zone of oxidization. As secondary minerals they contain oxides of iron, manganese quartz and calcite.

     2. Disseminated Mineralization: This type is characterized by presenting itself in the zones of alteration, contiguous to the structures of fracture filling.

          This second type of mineralization originated and developed within the area that borders the Morena mine which is a deposit of placer gold.

The most frequent hydrothermal alteration is silification, showing zones of decarbonization, defined by halos of small veins of calcite.

The Silica Properties
---------------------

Acquisition of Interest
-----------------------

The Company has varying degrees of interest in four silica properties, the Santa Rita; the Anna; the Inez; and, the Three Brothers.

The Company holds a 33.3% interest in the Santa Rita silica property. This interest was obtained on February 11, 1999 for total consideration of $175,000. $145,000 of this was paid in cash and the remaining $30,000 was paid utilizing the Company's existing equipment.

The Company holds a 25% interest in the Inez silica property. This interest was obtained on April 10, 1999 for total consideration of $90,000 which was paid by the Company as follows: $18,600 in cash and the balance was paid utilizing the Company's existing equipment.

The Company holds a 49% interest in the Anna and the Three Brothers silica properties. This interest was obtained on June 7, 1999 for total consideration of $78,000 which was paid in cash by the Company.

Location and Access:
--------------------

The Inez silica property is located in Mazocahui in the state of Sonora. The Santa Rita silica property is also located in Nacozari in the state of Sonora. The Anna and Three Brothers are also located Mazocahui in the state of Sonora.

History and Previous Work
-------------------------

Prior to 1999, no work was done on any of the silica properties. Since 1999, the Company and its partner have delineated the structures on the Inez; the Anna; and, the Santa Rita silica properties. Silica has been shipped from all of these properties.

Other than building a road and putting up a work area, no work has been done to date on the Three Brothers silica property.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of September 30, 2000 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2

                                 5% Shareholders

Title                                Amount and Nature    Percent
  of                                 of Beneficial        of
Class     Name of Beneficial Owner   Ownership            Class #
-----------------------------------------------------------------
Common    James I. Scheller          1,625,250            17.9%

  TOTAL                              1,625,250            17.9%

# Based on 9,080,660 shares outstanding as of September 30, 2000.


Table No. 3 lists as of September 30, 2000 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                               Amount and Nature    Percent
  of                                                of Beneficial        of
Class     Name of Beneficial Owner                  Ownership            Class #
--------------------------------------------------------------------------------
Common    James I Scheller, President & Director            1,625,250     17.90%
Common    Carol Stephan, Director                             291,000      3.20%
Common    Don Caulkins, Director                               20,000      0.22%
Common    Joe Suveg, Director                                   7,745      0.01%
Common    Frank Turley, Vice President, Mexico Operations           0         0%
Common    Bruce Graham, Director                                    0         0%

        Total                                               1,943,995     21.33%

# Based on 9,080,660 shares outstanding as of September 30, 2000.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

Table No. 4 lists as of September 30, 2000 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of the United States.

                                   Table No. 4
                                    Directors

                                                             Date First
                                                                Elected
      Name                                    Age          or Appointed
      -----------------------------------------------------------------
      James I. Scheller                        54             Feb  1980
      Carol Stephan                            59             Dec  1979
      Don Caulkins                             68            April 1997
      Jusef  Suveg                             72            April 1996
      Bruce Graham                             28             Aug  1998



Table No. 5 lists, as of September 30, 2000, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of the United States.

                                   Table No. 5
                               Executive Officers

      Name               Position                Date of Board Approval
      -----------------------------------------------------------------

      James I. Scheller  President                            Aug  1993
      Carol Stephan      Secretary/Treasurer                  Jan  1990
      Frank Turley       Vice President, Mexican Operations  June  1999

Business Experience

James Scheller. Mr. Scheller is President and a Director of the Company. He has been employed by the Company since Feb 1980. His responsibilities include coordinating strategy and planning. Mr. Scheller is a graduate of Washington State University where he received a Bachelor of Science Degree in Engineering in 1968. Mr. Scheller is also the owner of Systems Manufacturing, a private company located in Portland, Oregon which manufacturers and sells drive-thru wash equipment. He has been involved with Systems Manufacturing since he founded the company in 1978. Mr. Scheller also owns two patents from U.S. Patent Office. Mr. Scheller currently spends 50% of his time on the affairs of the Registrant.

Carol Stephan. Mrs. Stephan is Secretary/Treasurer and a Director of the Company. Her responsibilities include assisting Mr. Scheller in general administration of the Company and planning. Mrs. Stephan has been employed by the Company for the past 12 years. She currently acts as the transfer agent for the Company and handles administrative matters associated with the day to day operations. Mrs. Stephan attended college in Orange County, California where she received a two year degree in business administration. Since receiving that degree, she has attended various classes in both accounting and computer training. Mrs. Stephan currently spends 30% of her time on the affairs of the Company.

Don Caulkins. Mr. Caulkins is a Director of the Company. His responsibilities include assisting both Mr. Scheller and Mrs. Stephan in the planning process for the Company. Mr. Caulkins is a graduate of Portland Bible College. He has been a member of the Board of Directors of the Company for the past two years. For the past 11 years he has been employed by Bob's RV Country, located in Beaverton, Oregon, as the Sales Manager. Mr. Caulkins spends 5% of his time of the affairs of the Company.

Jusef Suveg. Mr. Suveg is a Director of the Company. His responsibilities include assisting both Mr. Scheller and Mrs. Stephan in the planning process for the Company. Mr. Suveg received his Masters Degree in Mining Engineering in 1956. Since completing university, Mr. Suveg spent 22 years as a mining engineer for Asarco; 3 years as a unit manager for Day Mines Inc.; and, 9 years as a unit manager for Hecla Mining Company where he retired in 1990. He has been a member of the Board of Directors of the Company for the past four years and he currently spends 10% of his time on the affairs of the Company.

Frank Turley. Mr. Turley is the Vice President of Mexican Operations for the Company. His responsibilities include overseeing the Company's operations on the La Morena Placer Project; the Silica Properties; and, the Mexican Mill and La Vibora Hard Rock Mine. Mr. Turley received a Bachelor of Science Degree in 1960 from the University of New Mexico; a second Bachelor of Science Degree in Engineering from the University of New Mexico in 1970; and, a third Bachelor of Science Degree in Earth Sciences from the College of Santa Fe. Mr. Turley was employed by the Federal Aviation Administration as a Regional Inspector from 1962 until 1979 at which time he became active in the mining industry. In 1989 he left 49 Palms and became the President of Cuesta Corporation, a Mexican mining company. He held this position until 1999 at which time he joined the Registrant. Mr. Turley currently spends 100% of his time on the affairs of the Company.

Bruce Graham. Mr. Graham is a Director of the Company. His responsibilities include assisting both Mr. Scheller and Mrs. Stephan in the planning process for the Company.



Involvement in Certain Legal Proceedings
----------------------------------------

Other than that described above, there have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

There are no family relationships between any of the officers and/or directors.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.


ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1999, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers. The Company has no stock option or other long-term compensation program.

During 1999, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 1999 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has no written employment agreements.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

Current management is unaware of any transactions, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more that 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest other than those described below. Management believes that all transactions with affiliated parties have been on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 20,000,000 shares of common stock with $0.10 par value of which 9,080,660 shares of common stock were issued and outstanding at September 30, 1999, the end of the most recent fiscal year. At September 30, 2000, there were also 9,080,660 shares of common stock outstanding.

All shares of common stock when issued were fully paid for and non-assessable. Each holder of common stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding common stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional common stock or other securities of the Company. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution holders of common stock are entitled to receive, pro rata, the assets remaining after creditors and holders of any class of stock have liquidation rights senior to holders of shares of common stock have been paid in full.

Dividends in cash, property or shares of the Company may be paid, as and when declared by the Board of Directors, out of funds of the Company to the extent and in the manner permitted by law.

Upon any liquidation, dissolution or winding up of the Company, and after paying or adequately providing for the payment of all its obligations, the remainder of the assets of the company shall be distributed, either in cash or in kind, pro rata to the holders of the common stock, subject to preferences, if any, granted to holders of the preferred shares. The Board of Directors may, from time to time, distribute to the shareholders in partial liquidation from stated capital of the Company, in cash or property, without the vote of the shareholders, in the manner permitted and upon compliance with limitations imposed by law.

Each outstanding share of common stock is entitled to one vote and each fractional share of common stock is entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of Directors of the company and every shareholder entitled to vote at such election shall have the right to vote the number of shares owned by him for as many persons as there are Directors to be elected, and for whose election he has a right to vote. Preferred shares have no voting rights unless granted by amendment to the Articles of Incorporation.


Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
----------------------------------------------------------
         Common Equity and Other Shareholder Matters
----------------------------------------------------

The Company's common stock trades on the Over-the-Counter Electronic Bulletin Board in the United States, having the trading symbol "SHSHE" and CUSIP#
825356-10-8. Trading volume and high/low/closing prices for the past ten quarters are disclosed in the following table:

                                   Table No. 7
                Over-the-Counter Bulletin Board Trading Activity


-----------------    -----------    -----------    -----------    -----------
     Quarter             High            Low          Close         Volume
      Ended
-----------------    -----------    -----------    -----------    -----------
09/30/00                  $0.12          $0.12          $0.12
-----------------    -----------    -----------    -----------    -----------
06/30/00                  $0.12          $0.12          $0.12            500
-----------------    -----------    -----------    -----------    -----------
03/31/00                  $0.13          $0.13          $0.13            400
-----------------    -----------    -----------    -----------    -----------

-----------------    -----------    -----------    -----------    -----------
12/31/99                  $0.14          $0.09          $0.09         14,400
-----------------    -----------    -----------    -----------    -----------
09/30/99                  $0.15          %0.15          $0.15         21,000
-----------------    -----------    -----------    -----------    -----------
06/30/99                    N/A            N/A            N/A            N/A
-----------------    -----------    -----------    -----------    -----------
03/31/99                    N/A            N/A            N/A            N/A
-----------------    -----------    -----------    -----------    -----------

-----------------    -----------    -----------    -----------    -----------
12/31/98                    N/A            N/A            N/A            N/A
-----------------    -----------    -----------    -----------    -----------
09/30/98                    N/A            N/A            N/A            N/A
-----------------    -----------    -----------    -----------    -----------
06/30/98                    N/A            N/A            N/A            N/A
-----------------    -----------    -----------    -----------    -----------


The Company's common stock is issued in registered form. Carol Stephan, Secretary/Treasurer and a Director of the Company acts as both the transfer agent and the registrar for the common stock.

On May 3, 2000 the shareholders' list for the Company's common shares showed 3454 registered shareholders and 9,280,000 shares outstanding.

The Company has researched the indirect holdings by depositories and other financial institutions and believes it has in excess of 3500 shareholders of its common stock.

The Company has not declared any dividends. The present policy of the Company is to retain future earnings for use in its operations and expansion.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                        Not Applicable


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

                        Not Applicable


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article VII.

The Corporation shall indemnify its present or former Directors and officers, employees, agents and other persons to the fullest extent permissible by, ad in accordance with the procedures contained in, Article 2.02-1 of the Texas
Business Corporation Act. Such indemnification shall not be deemed to be exclusive of any other rights to which a director, officer, agent or other person may be entitled, consistent with law, under any provision of the Articles of Incorporation or By-Laws of the Corporation, any general or specific action of the Board of Directors, the terms of any contract, or as may be permitted or required by common law.

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Scott Beggs & Company Certified Public Account, for the audited financial statements for Fiscal 1999, 1998 and notes thereto are included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: December 31, 1999
------------------------------------------------------
Auditor's Report, dated May 16, 2000

Consolidated Balance Sheet at December 31, 1999

Income Statement for the Year Ended December 31, 1999

Statement of Cash Flows for the Year Ended December 31, 1999

Statement of Changes in Owners Equity for the Year Ended December 31, 1999

Notes to Consolidated Financial Statements


(A-2) Unaudited Interim Financial Statements: June 30, 2000
-----------------------------------------------------------

Consolidated Balance Sheet at June 30, 2000

Income Statement for the Six Months Ended June 30, 2000

Statement of Cash Flows for the Six Months June 30, 2000

Statement of Changes in Owners Equity for the Six Months Ended June 30, 2000

Notes to Consolidated Financial Statements



                                    PART III
Item 1.  INDEX TO EXHIBITS:
---------------------------

Exhibit No.       Item Name

2.1(a)   Articles of Incorporation.
2.1(b)   Amendment to Articles of Incorporation.
2.2      Bylaws.

                                     (A-1)

                         Shoshone Silver Mining Company
                          Audited Financial Statements
                         Year Ended - December 31, 1999

                                  [LETTERHEAD]
                          Scott Beggs & Company, Inc.
                          Certified Public Accountant
                         Never Under Estimate the Value

Email: scottbeggscpa@id.freei.net                 Offices at 304 E. Cameron Ave.
http:/ ossus.simplenet.com/beggscpa                            Kellogg, Id 83837
Toll Free:                                                      1 (208) 784-1124
Kellogg: 1 800 403-1124                                     Fax 1 (208) 783-0304
St Maries: 1 888 560-4117





                          Independent Auditor's Report



Shoshone Silver Mining Company
PO Box 2011
Coeur d'Alene, Idaho 83816


We have audited the accompanying balance sheet of Shoshone Silver Mining Company as of December 31, 1999 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shoshone Silver Mining Company as of December 31, 1999 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Scott Beggs & Company, Inc.  CPA

Scott Beggs & Company, Inc.  CPA
Kellogg, Idaho 83837

May 16, 2000

                         Shoshone Silver Mining Company
                                  Balance Sheet
                                December 31, 1999

                                      Year Ended 12/31/98    Year Ended 12/31/99
                                         Unaudited
Current Assets
   Cash                                       60,029                    59,989
   Investments - Stock Portfolio             449,291                   259,627
   Inventory                                  12,732                    12,732
                                          ----------                ----------
Total Current Assets                         522,052                   332,348

Depreciable Assets
   Property, Plant and Equipment             665,781                   665,781
   Accumulated Depreciation                 (586,360)                 (586,388)
                                          ----------                ----------
Net Depreciable Assets                        79,421                    79,393

Other Assets
   Depletable Assets and Mine Investments  1,150,428                 1,295,298
   Other Long-Term Investments               459,610                   801,183
                                          ----------                ----------
Total Other Assets                         1,610,038                 2,096,481
                                          ----------                ----------

Total Assets                               2,211,511                 2,508,222
                                          ==========                ==========
Current Liabilities
   Accounts Payable                                                     50,000
   Minority Postions                           1,630                     1,630
                                          ----------                ----------
Total Current Liabilities                      1,630                    51,630

Long-Term Liabilities
   None                                            0                         0
                                          ----------                ----------

Total Liabilities                              1,630                    51,630

Equity
   Common Stock, Par value 10
   Cents per share 20,000,000 shares
   authorized, 9,030,660 shares
   issued and outstanding                    850,737                   903,066
   Paid in Capital in excess of Par        1,590,125                 1,597,425
   Treasury Stock                            (58,733)                  (65,733)
   Retained Earnings                        (172,248)                   21,834
                                          ----------                ----------
Total Equity                               2,209,881                 2,456,592
                                          ----------                ----------

Total Liabilities and Equity               2,211,511                 2,508,222
                                          ==========                ==========









  See the accompanying accountant's auditor's report and notes to the financial statements which are integraf parts of these financial statements

                         Shoshone Silver Mining Company
                                Income Statement
                         Year Ended - December 31, 1999

                                      Year Ended 12/31/1998  Year Ended 12/31/99
Gross Receipts                                 Unaudited
   Mining Revenues                                                      44,377
   Transfer Fees and Misc Income                      1,883              2,790
                                                 ----------         ----------
Total Gross Income                                    1,883             47,167

Direct Expenses
   Direct Mining Related Expenses                       380             53,279
   Equipment Rental                                     280              3,492
   Freight                                              195              3,000
   Contract Labor                                     4,414              1,500
                                                 ----------         ----------
Total Direct Expenses                                 5,269             61,271
                                                 ----------         ----------

Gross Profit (Loss)                                  (3,386)           (14,104)

Indirect Expenses
   Auto                                               5,947              1,273
   Bank Fees                                             80                749
   Licenses and Permits                                                  2,684
   Office Supplies                                    4,879                813
   Postage                                                                  53
   Professional Fees                                  3,588              5,206
   Rent                                               3,672              3,159
   Misc Expenses                                      6,584              4,198
   Property Taxes                                     3,032              1,397
   Utilities                                          1,429                623
   Depreciation Expense                                  28                 28
                                                 ----------         ----------
Total Indirect Expenses                              29,239             20,183
                                                 ----------         ----------

Net Profit (Loss) from Operations                   (32,625)           (34,287)

Nonoperating Activities
   Net Gain on Sale of Investments                  229,675            210,245
   Option Proceeds                                                      20,014
   Dividends                                         14,646              1,068
   Interest                                                                780
   Margin Fees and Wire Costs                          (111)            (3,738)
                                                 ----------         ----------
Net Profit (Loss) from Nonoperating Activities      244,210            228,369
                                                 ----------         ----------
Total Net Profit (Loss)                             211,585            194,082
                                                 ==========         ==========







  See the accompanying accountant's auditor's report and notes to the financial statements which are integraf parts of these financial statements

                         Shoshone Silver Mining Company
                             Statement of Cash Flows
                         Year Ended - December 31, 1999

                                                      Year Ended     Year Ended
                                                       12/31/98      12/31/1999
Sources and Uses - Operating Activities               Unaudited
   Mining Related Income                                                44,377
   All Other Income                                      1,883           2,790
   Operating Expenses Paid                             (34,480)        (81,426)
                                                    ----------      ----------
Net Cash Provided (Used) by Operating Activities       (32,597)        (34,259)

Sources and Uses - Investing Activities
   Gain on Sale of Investment Securities               229,675         210,245
   Option Proceeds                                                      20,014
   Investment Income - Interest and Dividends           14,646           1,848
   Margin and Other Investment Expenses                   (111)         (3,738)
   Increase in Depletable Assets Basis                                (144,870)
   Increase in Other Investments                      (316,922)       (341,573)
                                                    ----------      ----------
Net Cash Provided (Used) by Investing Activities       (72,712)       (258,074)

Sources and Uses - Financing Activities
   Sale of Additional Stock                             14,472          59,629
   Purchase of Treasury Stock                          (58,733)         (7,000)
   Increase in Accounts Payable                          2,846          50,000
                                                    ----------      ----------
Net Cash Provided (Used) by Financing Activities       (41,415)        102,629


Total Net Cash Provided (Used)                        (146,724)       (189,704)

Cash and Cash Equivilants - Start of Year              656,044         509,320
                                                    ----------      ----------

Cash and Cash Equivilants - End of Year                509,320         319,616
                                                    ==========      ==========


















  See the accompanying accountant's auditor's report and notes to the financial statements which are integraf parts of these financial statements



                                       Common         Additional     Retained        Treasury
                                       Stock            Paid In      Earnings          Stock          Total
Start of Year                           850,737       1,590,125       (172,248)       (58,733)       2,209,881

Net Income (Loss)                                                      194,082                         194,082
Sales of Additional Stack                52,329           7,300                                         59,629
Purchase of Treasury Stock                                                             (7,000)          (7,000)
Other Adjustments                                                                                            0
                                     ----------      ----------     ----------      ----------      ----------
End of Year                             903,066       1,597,425         21,834        (65,733)       2,456,592
                                     ==========      ==========     ==========      ==========      ==========































  See the accompanying accountant's auditor's report and notes to the financial statements which are integraf parts of these financial statements

                         Shoshone Silver Mining Company
                        Notes to the Financial Statements
                                December 31, 1999


Note 1 - Summary of Significant Accounting Policies:


a. Business Activity - the Company was incorporated under the laws of the state of Idaho on August 4, 1969, under the name of Sunrise Mining Company and is engaged in the business of mining. On January 22, 1970, the Company's name was changed to Shoshone Silver Mining Company. In addition to mining activities, the Company has become an active trader of stocks and securities.


b. Basis of Accounting - the financial statements are prepared on the accrual basis of accounting. Under this method of accounting, revenues are recognized when earned and expenses when incurred, regardless of the date actual receipt or payment occurs.

c. Cash and Cash Equivalents - Cash and Cash Equivalents have been defined to include all cash in bank accounts, investment money management accounts and stocks and securities held by the company in its stock portfolio, currently with BB Graham and Company. These stocks and securities are traded frequently by the Company, and the Company has incurred significant short gains and losses from these transactions. For the year ended December 31, 1999, the Company had total sales proceeds from stocks and securities of approximately $ 1,092,979. The net gain realized on these transactions was approximately $ 210,245, not including proceeds from the sale of options.

d. Investments Stock Portfolio - the investments held by the Company have been actively traded and the value of the stock portfolio is stated at mark to market. Thus, the portfolio is valued as of the last day of the year market prices. These values are provided by BB Graham and Company on the December 1999 monthly statement. These items have been defined to be cash equivalents, see paragraph c above.

e. Property, Plant and Equipment - values for the mining properties and depreciable assets represent acquisition costs, fair market value of common stock issued in exchange for assets at the time of issue, par value of common stock issued, or fair market value of assets received.

f. Depreciation - the cost of equipment is capitalized and written off using the straight line method and accelerated methods over the following estimated lives.

               Building                         12-15 Years
               Equipment                        3-10 Years

g. Other Assets - Other assets include investments in mining operations and acquisition of various patented and un-patented mining claims and investments held by the Company, not used for trading, but are being held for long term investments.

                         Shoshone Silver Mining Company
                        Notes to the Financial Statements
                                December 31, 1999


Note 2 - Mining Operations

a. The Company owns 33 patented and 17 un-patented contiguous lode mining claims situated in the St Joe Mining District, acquired by the issuance of 1,500,000 shares of capital stock to Irvin Scheller and member of his family. The five patented claims were acquired in 1970 from Violet Hanson for $ 1,000 in cash and 100,000 shares of the Company's stock.

b. The values of the mining properties were restated in the in 1998 to reflect their cost at the time of acquisition, rather than par value of stocks. The additional values are recorded as stock values in excess of par value. The total amount of these adjustments are $ 715,242.

c. The Company has acquired for 150,000 shares, six patented and five un-patented lode mining claims located in the Lakeview Mining District, Bonner County, Idaho.

Note 3 - Capital Stock

     The Company was originally incorporated for 5,000,000 shares of ten cent par value stock. The shareholders amended the Articles of Incorporation on April 1, 1983 and increased the authorized capital stock to 10,000,000 shares of ten cent par value stock. The shareholders again amended the Articles of Incorporation on April 1, 1998 and increased the authorized shares to 20,000,000 shares of ten cent par value stock.

Note 4 - Net Operating Loss Carryforward

     The Company has a net operating loss carryforward to 1999 from prior years. These net operating loss carryforwards will, if unused, will expire between 1996 and 2008.

Note 5 - Un-patented Mining Claims

     Due to changes in the mining laws in 1995, the Company elected to abandon some un-patented mining claims which were not considered essential to their operations or potential operations, rather than incur the costs associated with holding them. These claims were not carried at significant value and therefore, were not charged to expenses.

Note 6 - Capital Gains, Losses and Call Options

     During the year 1999, the Company actively traded stock and realized net capital gains of approximately $ 210,245 on the sale of approximately $ 1,092,979. In addition, the Company received approximately $ 20,013 in proceed from various call options sold during the year. During 1999 the Company did not have any of its various options called. All of the options expired, thus, the Company received additional income in the amount of the call options. At the close of 1999, the company had three unexpired options, and these options also lapsed without being exercised.

Note 7 - Prior Year Information

     The information presented in the accompanying financial statements are unaudited. This information is presented for comparison purposes. Each of the columns have been labeled "unaudited".

                                     (A-2)

                         Shoshone Silver Mining Company
                              Financial Statements
                       For Six Months Ended June 30, 2000
                       (With Year Ended December 31, 1999)

                                 For Comparison

                         Shoshone Silver Mining Company
                                  Balance Sheet
                                  June 30, 2000
                                                    Audited
                                               December 31, 1999   June 30, 2000
                                               -----------------   -------------
Current Assets
    Cash                                            59,989                -0-
    Investments                                    259,627            434,158
    Inventory                                       12,732             12,732
                                                ----------         ----------
Total Current Assets                               332,348            446,890

Depreciable Assets
    Property, Plant and Equipment                  665,781            665,781
    Accumulated Depreciation                      (586,388)          (586,402)
                                                ----------         ----------
Net Depreciable Assets                              79,393             79,379
Other Assets
    Depletable Assets and Mine investments       1,295,298          1,295,298
    Other Long-Term Investments                    801,183            801,183
                                                ----------         ----------
Total other Assets                               2,096,481          2,096,481
                                                ----------         ----------

Total Assets                                     2,508,222          2,622,750
                                                ==========         ==========
Current Liabilities
    Accounts Payable                                50,000             67,118
    Minority Positions                               1,630              1,630
                                                ----------         ----------
Total Current Liabilities                           51,630             68,748

Long Term Liabilities
    None                                               -0-                -0-
                                                ----------         ----------
Total Liabilities                                   51,630             68,748

Equity
    Common Stock,  Par Value 10 Cents per share
    20,000,000  shares  authorized, 9,030,660
    and 9,035,660 issued and outstanding           903,066            903,566
Paid in Capital in excess of Par                 1,597,425          1,597,925
    Treasury Stock                                 (65,733)           (65,733)
    Retained Earnings                              21, 834           118, 244
                                                ----------         ----------
Total Equity                                     2,456,592          2,554,002
                                                ----------         ----------

Total Liabilities and Equity                     2,508,222          2,622,750
                                                ==========         ==========

                         Shoshone Silver Mining Company
                                Income Statement
                       For Six Months Ended June 30, 2000
                                                    Audited
                                                      Year          Six Months
                                               December 31, 1999   June 30, 2000
                                               -----------------   -------------
  Gross Receipts
    Mining Revenues                                 44,377              1,000
    Transfer Fees and Misc Income                    2,790                478
                                                ----------         ----------
  Total Gross Income                                47,167              1,478


  Direct Expenses
    Direct Mining Related Expenses                  53,279             33,650
    Equipment Rental                                 3,992                  -
    Freight                                          3,400                  -
    Contract Labor                                   1,500              1,000
                                                ----------         ----------
   Total Direct Expenses                            61,271             34,650
                                                ----------         ----------
   Gross Profit (Loss)                             (14,104)           (33,172)

  Indirect Expenses
    Auto                                             1,273                  -
    Bank Fees                                          749                230
    Licenses and Permits                             2,684                 79
    Office Supplies                                    813                  -
  Postage                                               53                 33
    Professional Fees                                5,206              5,485
    Rent                                             3,159              1,471
    Misc Expenses                                    4,198              1,702
    property Taxes                                   1,397              3,301
    Utilities                                          623                936
    Depreciation Expense                                28                 14
                                                ----------         ----------
  Total Indirect Expenses                          20,183             13,251
                                                ----------         ----------

  Net Profit (Loss) from operations               (34,287)           (46,423)

  Nonoperating Activities
    Net Gain on Sale of Investments                210,245            166,021
    Options Proceeds                                20,014             13,463
    Dividends                                        1,068                698
  Interest                                             780                690
    Margin Fees and Wire Costs                      (3,738)              (419)
                                                ----------         ----------
  Net Profit (Loss) from Nonoperating
                               Activities          228,369            180,453
                                                ----------         ----------
  Total Net Profit (Loss)                          194,082            139,030
                                                ==========         ==========

                         Shoshone Silver Mining Company
                             Statement of Cash Flows
                         Six Months Ended June 30, 2000

                                                    Audited
                                               December 31, 1999   June 30, 2000
                                               -----------------   -------------

 Sources and Uses-Operating Activities
    Mining Related Income                           44,377              1,000
    All Other Income                                 2,790                478
    Operating Expenses Paid                        (81,426)           (47,901)
                                                ----------         ----------
 Net Cash Provided (Used) by Operating
                                Activities         (34,259)           (46,423)

 Sources and Uses-Investing Activities
    Gain on Sale of investment Securities          210,245            165,183
    Option Proceeds                                 20,014             13,463
    Investment Income-Interest & Dividends           1,848              1,388
    Margin and Investment Expenses                  (3,738)              (419)
 Increase in Depletable Assets Basis              (144,870)                 -
    Increase in Other Investments                 (341,573)          (166,701)
    Received from other Investments                   -               129,933
                                                ----------         ----------
 Net Cash Provided (Used) by Investing
                               Activities         (258,074)           142,847

 Sources and Uses- Financing Activities
    Sale of Additional Stock                        59,629              1,000
    Purchase of Treasury Stock                      (7,000)              -
    Increase in Accounts Payable                    50,000               -
                                                ----------         ----------
 Net Cash Provided (Used) by Financing Activities  102,629              1,000

 Total Net Cash Provided (Used)                   (189,704)            97,424

 Cash and Cash Equilavents-Start of Year           509,320            319,616
                                                ----------         ----------
 Cash and Cash Equivilants-End of Year             319,616            417,040
                                                ==========         ==========

                         Shoshone Silver Mining Company
                      Statement of Changes in Owners Equity
                          Year Ended -December 31, 1999
                       And Six Months Ended-June 30, 2000

                                  Common       Additional     Retained      Treasury       Total
                                   Stock        Paid in       Earnings       Stock
                                 ----------    ----------    ----------    ----------    ----------
 Start of Year, 1999                850,737     1,590,125      (172,248)      (58,733)    2,209,881

 Net Income (Loss)                                              194,082                     194,082
 Sales of Additional Stock           52,329         7,300                                    59,629
 Purchase of Treasury Stock                                                     (7000)       (7,000)
 Other Adjustments                                                                              -0-
                                 ----------    ----------    ----------    ----------    ----------
 December 31, 1999                  903,066     1,597,425        21,834       (65,733)    2,456,592

Six Months Ending June 30, 2000

Net Income (Loss)                                               134,030                     134,030

Issue of Additional Stock               500           500                                     1,000
Other Adjustments                                               (37,620)                    (37,620)
                                 ----------    ----------    ----------    ----------    ----------
June 30, 2000                       903,566     1,597,925       118,244       (65,733)    2,554,002
                                 ==========    ==========    ==========    ==========    ==========



                         Shoshone Silver Mining Company
                        Notes to the Financial Statements
                                December 31, 1999

Note 1 - Summary of Significant Accounting Policies:

     a. Business Activity - the Company was incorporated under the laws of the state of Idaho on August 4, 1969, under the name of Sunrise Mining Company and is engaged in the business of raining. On January 22, 1970, the Company's name was changed to Shoshone Silver Mining; Company. ht addition to mining activities, the Company has become an active trader of stocks and securities,

     b. Basis of Accounting -the financial statements .arc prepared on the accrual basis of accounting, Under this method of accounting, revenues are recognized when earned and expenses when incurred, regardless of the date actual receipt or payment occurs.

     c. Cash anal Cash Equivalents - Cash and Cash Equivalents have been defined to include all cash in bank accounts, investment money management accounts and stocks and securities held by the company in its stock portfolio, currently with BB Graham and Company. These stocks and securities are traded frequently by the Company, and the Company has incurred significant short gains and losses from these transactions. For the year ended December 31, 1999, the Company had total sales proceeds from stocks and securities of approximately $ 1,092,979. The; nest gain realized on these transactions was approximately $ 210,245, not including proceeds from the sale of options.

     d. Investments Stock Portfolio - the investments held by the Company have been actively traded arid the value of the stock portfolio is stated at mark to market. Thus, the portfolio is valued as of the last day of the year market prices. These values are provided by 133E Graham and Company on the December 1999 monthly statement. These items have been defined to be cash equivalents, see paragraph c above.

     c. Property, Plant and Equipment - values for the mining properties and depreciable assets represent acquisition costs, fair market value of common stock issued in exchange for assets at. the time of issue, par value of common stock issued, or fair market value of assets received.

     f. Depreciation - the cost of equipment is capitalized and written off using the straight line method and accelerated methods over the following estimated lives.

               Building                              12-15 Years
               Equipment                              3-10 Years

     g. Other Assets - Other assets include investments in mining operations and acquisition of various patented and un-patented mining claims and investments held by the Company not used for trading, but are being held for long; term investments.

                         Shoshone Silver Mining Company
                        Notes to the Financial Statements
                                December 31, 1999

Note 2 - Mining Operations

     a. The Company owns five patented and thirty un-patented contiguous lode mining claims situated in the St Joe Mining; District, acquired by the issuance of 1,500,000 shares of capital stock to Irvin Scheller and member of his family. The five paternal claims were acquired in 1970 from Violet Hanson for $ 1,000 in cash and 100,000 shares of the Company's stock.

     h. The values of the mining properties were: restated in the in 1.998 to reflect their cost at the time of acquisition, rather than par value of stocks. The additional values are recorded as stock values in excess of par value. The total amount of these adjustments are $ 715,242.

     c. The Company has acquire. for 150,000 shares, six patented and five un-patented lode mining claims located in the Lakeview Mining; District, Bonner County; Idaho.

Note 3 - Capital Stock

     The Company was originally incorporated for 5,000,000 shares of ten cent par value stock. The shareholders amended the; Articles of Incorporation on April 1, 19$3 and increased the authorized capital stock to 10,000,000 shares of ten cent par value stock. The shareholders again amended the Articles of Incorporation on April 1, 1998 and increased the authorized shares to 20,000,000 shares of teal cent par value stock.

Note 4 - Net Operating; Loss Carryforward

     The Company has a not operating; loss carryforward to 1999 from prior years. These net operating; loss carryforwards will, if unused; will expire between 1996 and 2008.

Note 5 - Un-patented Mining Claims

     Due to changes in the mining; laws in 1995, the Company elected to abandon un-patented mining claims which were not considered essential to their operations or potential operations, rather than incur the costs associated with holding; them. These claims were not carried at significant value and therefore, were not charged to expenses. '

Note 6 - Capital Gains, Losses and Call Options

     During the year 1999, the Company actively traded stock and realized not capital gains oh approximately $ 210,245 on the sale of approximately $ 1,092,979. In addition, the Company received approximately $ 20,013 in proceed from various call options sold during the year. During 1999 the Company did not have any of its various options called. All of the options expired, thus, the Company received additional income in the amount of the call options. At the close of 1999, the company had three unexpired options, and these options also lapsed without being; exercised.

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Shoshone Silver Mining Co. Inc.

Date: October 30, 2000                         By /s/  James I. Scheller
                                                   ----------------------------
                                                   James I. Scheller, President